     As filed with the Securities and Exchange Commission on April 11, 2001
                           Registration No. 333-56944


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                          PRE-EFFECTIVE AMENDMENT NO.1
                                       TO
                                    FORM S-3
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933


                              TIPPERARY CORPORATION
             (Exact name of registrant as specified in its charter)


           TEXAS                                          75-1236955
(State or other jurisdiction                            (I.R.S. Employer
of incorporation or organization)                       Identification No.)

                                   ----------

                       633 SEVENTEENTH STREET, SUITE 1550
                             DENVER, COLORADO 80202
                                 (303) 293-9379
          (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

            DAVID L. BRADSHAW, PRESIDENT AND CHIEF EXECUTIVE OFFICER
                       633 SEVENTEENTH STREET, SUITE 1550
                             DENVER, COLORADO 80202
                                 (303) 293-9379
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                   ----------

                                   Copies to:
                              REID A. GODBOLT, ESQ.
                              JONES & KELLER, P.C.
                            1625 BROADWAY, SUITE 1600
                             DENVER, COLORADO 80202

                                   ----------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                         CALCULATION OF REGISTRATION FEE


==============================================================================================================
                                                      PROPOSED MAXIMUM       PROPOSED MAXIMUM       AMOUNT OF
  TITLE OF EACH CLASS OF         AMOUNT TO BE        AGGREGATE OFFERING     AGGREGATE OFFERING    REGISTRATION
SECURITIES TO BE REGISTERED       REGISTERED          PRICE PER SHARE(a)          PRICE                FEE
-----------------------------    -------------       -------------------    ------------------    ------------
Common Stock, par value $.02
      per share                   1,463,328                  $3.20             $4,682,650           $1,171(b)

==============================================================================================================



(a) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933.

(b)      Previously paid.


         THE REGISTRANT HEREBY AMENDS THIS PRE-EFFECTIVE AMENDMENT NO. 1 TO REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

                   SUBJECT TO COMPLETION, DATED APRIL 11, 2001


PROSPECTUS

                              TIPPERARY CORPORATION
                          COMMON STOCK, $.02 PAR VALUE
                                1,463,328 SHARES


         This prospectus relates to the public offering, which is not being underwritten, of 1,463,328 shares of our common stock which is held by some of our current shareholders.

         The prices at which these selling shareholders may sell their shares will be determined by the prevailing market price for our common stock or by negotiated transactions. We are paying the costs and expenses of registering these shares on behalf of the selling shareholders, although any brokerage commission associated with any sales will be borne by the selling shareholders. We will not receive any proceeds from the sale of the shares.


         Our common stock is traded on the American Stock Exchange under the symbol "TPY." On April 9, 2001 the last reported sale price of our common stock was $3.40 per share.


                                   ----------


         INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY CONSIDER THE RISK FACTORS WHICH WE REFERENCE ON PAGE 4.

                                   ----------

         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                   ----------

         You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the shares.

In this prospectus, "we," "us" and "our" refers to Tipperary Corporation and its subsidiaries.



                  The date of this prospectus April ___, 2001.

                                TABLE OF CONTENTS



                                                                                                                       Page
                                                                                                                       ----
         Forward-Looking Statements.......................................................................................3

         Where You can Find More Information About Us.....................................................................3

         Risk Factors.....................................................................................................4

         Our Business....................................................................................................14

         Use of Proceeds.................................................................................................15

         Selling Shareholders............................................................................................16

         Plan of distribution............................................................................................17

         Legal Matters...................................................................................................18

         Experts.........................................................................................................18

                           FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference in this prospectus contain various forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, and information that is based on management's belief as well as assumptions made by and information currently available to management. When used in this prospectus, words such as "anticipate," "estimate," "project," "forecast" and "expect" reflect forward-looking statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, we can give no assurance that such expectations will prove correct. Such statements are subject to certain risks, uncertainties and assumptions. See "Risk Factors" below. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated, projected, forecasted or expected.


                  WHERE YOU CAN FIND MORE INFORMATION ABOUT US

         We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission ("SEC"). Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 450 Fifth Street, NW, Washington, D.C. 20549, 7 World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. You can also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. Our SEC filings are also available at the office of the American Stock Exchange which can be contacted by calling 212-306-1460.

         We have filed a registration statement on Form S-3 with the SEC for the common stock the selling shareholders are offering by this prospectus. This prospectus does not include all of the information contained in the registration statement. You should refer to the registration statement and its exhibits for additional information. Copies of the registration statement together with its exhibits may be inspected at the office of the SEC in Washington, D.C., without charge and copies of it may be obtained upon paying a fee. The registration statement may also be reviewed on the SEC's web site at http://www.sec.gov.

         The SEC allows us to "incorporate by reference" information from other documents that we file with it, which means that we can disclose important information by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the following documents:

          1. the Company's Transition Report on Form 10-KSB for the period ended December 31, 2000;


          2. the description of our common stock set forth in our Registration Statement on Form 8-A dated April 1, 1992 and declared effective by the SEC on April 15, 1992; and

          3. all documents and reports we file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of this offering.

         You may request a copy of any of these documents, except exhibits to the documents, unless they are specifically incorporated by reference, at no cost by telephoning us at (303) 293-9379 or writing us at the following address:
Tipperary Corporation, 633 Seventeenth Street, Suite 1550, Denver, Colorado 80202, Attention: Elaine Treece, Corporate Secretary.

                                  RISK FACTORS


WE ARE DEPENDENT UPON FINANCING FROM OUTSIDE SOURCES TO FURTHER DEVELOP OUR NATURAL GAS PROPERTIES.

         With the substantial reduction in cash flow from operations following the sale of the majority of our U.S. producing oil and gas assets during fiscal 2000, there is not sufficient cash flow from operations to support our overhead and other projected cash needs during 2001.

         For the past several years our primary sources of liquidity have been from debt and equity financing provided by our majority stockholder, Slough Estates USA Inc., along with sales of producing oil and gas properties in the United States. Slough has indicated that it is willing to make an additional equity investment of up to $20 million in our common stock or that it would be prepared to loan additional funds to us if needed through March 2002. Additional stock purchases or loans of additional funds from Slough could be on terms that are not advantageous to our other stockholders.


WE LACK DIVERSIFICATION BECAUSE OUR BUSINESS PLAN IS HIGHLY CONCENTRATED IN COALBED METHANE PROPERTIES IN AUSTRALIA.


         Because we lack diversification, our financial results and condition in the near term and possibly longer term will rely significantly upon the success of our Australian operations. In the fiscal year ended September 30, 2000, we sold most of our conventional U.S. oil and gas properties after determining in early 2000 to concentrate on the exploration and development of coalbed methane properties. Currently, most of our efforts and resources are being expended on our coalbed methane properties located in Queensland, Australia.

WIDELY FLUCTUATING OIL AND GAS PRICES SIGNIFICANTLY INFLUENCE OUR REVENUES AND EARNINGS.


         Because a significant portion of our production is in Australia, the level of our revenues will be particularly sensitive to the prices we are able to receive in Australia. Our revenues and earnings are determined, to a large degree, by prevailing prices for natural gas and, to a lesser extent, oil. In Australia, natural gas sales are usually made using short- or long-term contracts rather than through spot prices. As a result, the natural gas price has not been as volatile as in the United States. Historically, oil and gas prices in the United States have been volatile and are likely to continue to be volatile. For example, during the winter of 1998/1999, natural gas prices and oil prices were significantly lower than current prices. These prices are subject to wide fluctuations in response to relatively minor changes in supply of and demand for oil and gas, market uncertainty and numerous additional factors that are beyond our control. The factors that influence oil and, to a lesser extent, gas prices include:

o worldwide political instability, particularly in the Middle East and other major oil-producing regions,


o    the foreign supply of oil and gas and the price of foreign imports,

o    the level of consumer product demand,

o    government regulations and taxes,

o    the price and availability of alternative fuels, and

o    the overall economic environment.

         A substantial or extended decline in oil and gas prices would have a material negative effect on our financial position, results of operations, quantities of gas and oil that may be economically produced and access to capital.


LOSS OF OUR FEW MAJOR CUSTOMERS COULD NEGATIVELY AFFECT OUR RESULTS OF
OPERATIONS.

         While we do not believe that the loss of any of our major customers would have a material adverse impact on our ability to sell our production to other purchasers at similar prices, loss of revenue from these customers due to nonpayment could have a negative impact on our results of operations. In the United States, one purchaser currently represents over 80% of our domestic oil and gas revenue. All of our Australia natural gas sales are currently made to one purchaser under two five-year gas supply contracts.

WE MUST SUCCESSFULLY ACQUIRE OR DEVELOP ADDITIONAL RESERVES OF GAS OR OIL IN ORDER TO CONTINUE LONG-TERM PRODUCTION.


         Our future production of gas and oil is highly dependent upon our level of success in acquiring or finding additional reserves. The rate of production from our oil and gas properties generally decreases as reserves are depleted. The productive life of our coalbed methane reserves is not certain, since our project is in its early stages. Our proved reserves will decline over time unless we acquire additional properties containing proved reserves, conduct successful exploration and development activities or, through engineering studies, identify additional recoverable reserves.


WE HAVE LIMITED CONTROL OVER DEVELOPMENT OF OUR PROPERTIES BECAUSE WE ARE NOT THE OPERATOR OF THE PROPERTIES.

         As the non-operating owner of working interests in Australia and the United States, we do not have the right to direct or control the drilling and operation of wells on the properties. As a result, the rate and success of the drilling and development activities on those properties operated by others may be affected by factors outside of our control, including:


o    the timing and amount of capital expenditures;

o    the operator's business and technical expertise and financial resources;
     and

o    the selection of suitable technologies for certain operational activities.

         If the operators of these properties do not reasonably and prudently drill and develop these properties, then the value of our working interest may be negatively affected. We and other non-operating interest owners in the Comet Ridge project in Queensland, Australia have brought a lawsuit against the operator on the project for, among other claims, breach of the operating agreement, and we are seeking the removal of this operator from the project. While the operator is legally obligated to perform its duties under the operating agreement during the pendency of the lawsuit, our relationship with the operator is strained, which may adversely affect the development of the project.

THE AUSTRALIAN GAS MARKET IS CURRENTLY LIMITED AND IN THE EARLY STAGES OF DEVELOPMENT, AND NO ASSURANCES CAN BE MADE THAT GAS MARKETS WILL DEVELOP SUFFICIENTLY TO PROVIDE US WITH FINANCIAL SUCCESS.

         If, as we develop and expand production of our Australian gas reserves, the Australian market for gas does not also develop and grow, there may be too much gas for the market to absorb, causing natural gas prices to significantly decrease, which would negatively impact our results of operations and financial condition. Unlike the United States, Australia's market for natural gas is in its early stages and is primarily based on commercial and industrial use. In addition, as of the date of this prospectus, Australia lacks significant pipeline and other gas transportation infrastructure to transport large amounts of gas from certain distant areas to major population centers.


SALES OF OUTSTANDING SHARES MAY HURT OUR STOCK PRICE.


         The market price of our common stock could fall substantially if our stockholders sell large amounts of our common stock. The possibility of such sales in the public market may also hurt the market price of our securities. As of April 1, 2001, the Company had 24,472,587 shares of common stock outstanding. Potential future sales of our common stock include 13,359,340 shares beneficially held by our officers, directors and principal stockholders, representing 54.6% of the total number of shares outstanding, as well as additional shares we may sell in financing efforts. The daily trading volume of our common stock has not been significant for the past several years. Any continuous or large sales of our common stock in the open market can be expected to affect the volatility of our share price.

COMPETING SUPPLIES OF GAS IN AUSTRALIA WOULD BE A DETRIMENT TO OUR EARNINGS.

         Alternative large-scale supplies of natural gas, whether from within or outside of Queensland, would significantly affect the future supply for natural gas in the Queensland market, the area of our primary focus. One such alternative would be the proposed 1,988-mile gas pipeline that would connect Queensland with Papua New Guinea's southern highlands fields, which contain significant gas reserves. Completion of this pipeline project, a pipeline proposal to bring gas from the Timor Sea into eastern Australia, or the availability of other gas supplies would likely lower the price of natural gas at least in the short term, and as a result, adversely impact our earnings and financial condition.

EXISTING PRINCIPAL STOCKHOLDERS AND MANAGEMENT OWN A SIGNIFICANT AMOUNT OF OUR OUTSTANDING STOCK WHICH GIVES THEM CONTROL OF OUR ACTIVITIES.

         Existing principal stockholders and management own 54.6% of the outstanding shares of our common stock. Such persons, as a practical matter, control our operations as they are able to elect all members of our board of directors.


OUR REPORTED RESERVES OF GAS AND OIL REPRESENT ESTIMATES WHICH MAY VARY MATERIALLY OVER TIME DUE TO MANY FACTORS.


         (a) Generally. Because our reserves in Australia do not have a significant production history, our estimated reserves may be subject to downward revision based upon future production, results of future exploration and development, prevailing oil and gas prices, operating and development costs and other factors. There are numerous uncertainties and uncontrollable factors inherent in:

         o   estimating quantities of oil and gas reserves,

         o   projecting future rates of production, and

         o   timing of development expenditures.


         In addition, the estimates of future net cash flows from our proved reserves and the present value of such reserves are based upon various assumptions about future production levels, prices and costs that may prove to be incorrect over time. Any significant variance from the assumptions could result in material differences in the actual quantity of our reserves and amount of estimated future net cash flows from our estimated oil and gas reserves.

         (b) Proved Reserves; Ceiling Test. A deterioration of gas or oil prices could result in our recording a non-cash charge to earnings at the end of a quarter or year. We have incurred write-downs in the past and may do so in the future. Our proved reserve estimates are based upon our analysis of our oil and gas properties and are subject to rules set by the SEC. We periodically review the carrying value of our oil and gas properties under the full cost accounting rules of the SEC. Under these rules, capitalized costs of oil and gas properties on a country-by-country basis may not exceed the present value of estimated future net cash flows from proved reserves, discounted at 10%, plus the lower of cost or fair market value of unproved properties as adjusted for related tax effects. At the end of each quarter, the test is applied using unescalated prices in effect at the applicable time and may result in a write-down if the "ceiling" is exceeded, even if prices decline for only a short period of time.

OUR FUTURE HEDGING ACTIVITIES MAY PREVENT US FROM REALIZING THE BENEFITS IN GAS OR OIL PRICE INCREASES.


         To the extent that we engage in hedging activities, we may be prevented from realizing the benefits of price increases above the levels of the hedges during certain time periods. From time to time we engage in hedging activities with respect to some of our projected oil and gas production through a variety of financial arrangements designed to protect against price declines, including swaps, collars and futures agreements. We currently are not a party to any oil and gas price hedging contracts but may engage in hedging in the future.

EXERCISE OF OUTSTANDING WARRANTS AND OPTIONS MAY DILUTE CURRENT STOCKHOLDERS.

         Our outstanding warrants and options could inhibit our ability to obtain new equity because of reluctance by potential equity holders to absorb potential dilution to the value of their shares. As of April 1, 2001, we had warrants and options outstanding to purchase 3,523,336 shares of our common stock at a weighted average exercise price of $2.52 representing 12.6% of the outstanding shares of common stock, assuming their full exercise. These warrants and options enable the holder to profit from a rise in the market value of our common stock with potential dilution to the existing holders of common stock.

OUR BOARD OF DIRECTORS CAN ISSUE PREFERRED STOCK WITH TERMS THAT ARE PREFERENTIAL TO OUR COMMON STOCK.

         Our board of directors may issue up to 10,000,000 shares of cumulative preferred stock and up to 10,000,000 shares of non-cumulative preferred stock without action by our stockholders. The board of directors has the authority to divide the two classes of preferred stock into series and to fix and determine the relative rights and preferences of the shares of any series. Rights or preferences could include, among other things:


         o the establishment of dividends which must be paid prior to declaring or paying dividends or other distributions to our common stockholders,

         o greater or preferential liquidation rights which could negatively affect the rights of common stockholders, and

         o the right to convert the preferred stock at a rate or price which would have a dilutive effect on the outstanding shares of common stock.


         In addition, the ability of our board of directors to issue preferred stock could impede or deter unsolicited tender offers or takeover proposals.


WE FACE SIGNIFICANT COMPETITION IN THE OIL AND GAS INDUSTRY FROM A MULTITUDE OF SMALL TO LARGE OIL AND GAS COMPANIES.


         The oil and gas industry is highly competitive. As a small independent oil and gas company, we frequently compete for exploration leases, licenses, concessions, acquisitions and marketing agreements against companies having substantially larger capital, financial and other resources than we possess. We compete with a number of other potential purchasers for coalbed methane properties, and our ability to replace reserves sold and produced will be dependent upon our ability to develop existing coalbed methane resources and select, acquire and develop a sufficient number of suitable coalbed methane properties. We may be disadvantaged in competing effectively with these larger entities.


NEGATIVE ECONOMIC OR REGULATORY TRENDS WILL LIKELY AFFECT OUR OPERATIONS.


         Our operations are subject to the risks and uncertainties of general economic conditions in the U.S. and Australia, along with risks associated with changes in environmental, tax, labor and other laws and regulations to which we are subject in both countries. Adverse economic trends would likely hamper the condition of the capital markets we utilize to finance our operations.

WE ARE SUBJECT TO POLITICAL AND ECONOMIC RISKS WITH RESPECT TO OUR AUSTRALIAN OPERATIONS.


         Our primary operations are in Australia, where we conduct natural gas exploration, development and production activities, which may be subject to:



o political and economic uncertainties, including changes, sometimes frequent or marked, in governmental energy policies or the personnel administering them,


o    cancellation or modification of contract rights, and

o royalty and tax increases and other risks arising out of governmental sovereignty over the areas in which we conduct our operations.


         Consequently, our Australian operations may be substantially affected by factors beyond our control, any of which could negatively affect our financial performance. Further, in the event of a dispute in Australia that does not arise under the joint operating agreement for the Comet Ridge project, we may be subject to the exclusive jurisdiction of Australian courts or we may not be successful in subjecting non-U.S. persons to the jurisdiction of courts in the U.S., either of which could adversely affect the outcome of a dispute.


OUR EXPLORATION RIGHTS IN AUSTRALIA ARE SUBJECT TO RENEWAL AT THE DISCRETION OF THE GOVERNMENT.


         Non-renewal of the Comet Ridge ATP would likely have a significant adverse affect on our business plan to develop ATP 526 and would significantly lower the number of additional drilling locations that we have identified in the ATP. Gas exploration in Queensland, Australia is conducted under an ATP which is granted at the discretion of the Queensland Minister for Mines and Energy. Each ATP requires the expenditure of a set amount of exploration costs, and is subject to renewal every four years. On renewal of an ATP, the Minister may require reduction of the area to which the ATP applies. The primary ATP in which we have been exploring, ATP 526, covering approximately 1,088,000 gross acres, is currently up for renewal. We are not aware of a reason why the ATP would not be renewed, but no assurances can be given that the portion of the ATP not already subject to petroleum leases will be fully or even partially renewed.


WE MAY BE NEGATIVELY IMPACTED BY THE CURRENCY EXCHANGE RATE BETWEEN UNITED STATES AND AUSTRALIA SINCE WE RECEIVE SIGNIFICANT REVENUES FROM GAS SALES IN AUSTRALIA.


         There can be no assurance that we will not experience losses from currency fluctuations of the Australian dollar. Currently, a substantial portion of our revenues is generated from natural gas sales denominated in Australian currency. These revenues are impacted by foreign currency fluctuations. In addition, the reported value of our Australian subsidiary's net assets is subject to currency fluctuations. Foreign revenues are also subject to special risks that may disrupt markets, including the risk of war, civil disturbances, embargo and government activities.

WE FACE SIGNIFICANT OPERATING RISKS WHICH MAY NOT BE INSURABLE.


         Our operations are subject to all of the risks and hazards typically associated with the exploration, development, production and transportation of oil and gas. These risks will likely require spending large amounts of money for identification and acquisition of properties and for drilling and completion of wells. The exploration, drilling, production and transportation of oil and gas can be hazardous. Unforeseen occurrences can happen, including property title uncertainties, unanticipated pressure or irregularities in formations, blowouts, cratering, fires and loss of well control, which can result in damage to or destruction of wells or production facilities, injury to persons, loss of life or damage to property or the environment. Even if our exploration activities discover gas and oil reserves, we cannot give assurance that they can be produced in economic quantities sufficient to justify the cost, that they can be economically transported from the field, or that they can be marketed satisfactorily. We maintain insurance against certain losses or liabilities arising from our operations in accordance with customary industry practices and in amounts that our management believes to be prudent. However, insurance is not available for all operational risks, and the occurrence of a significant event that is not fully insured could negatively impact our results of operations and financial condition.


WE FACE SIGNIFICANT RISKS THAT NATURAL GAS PROPERTY ACQUISITION AND DEVELOPMENT WILL NOT MEET EXPECTATIONS OR WILL SUBJECT US TO UNFORESEEN ENVIRONMENTAL LIABILITY.


         While we perform a review consistent with industry practices prior to acquiring any gas and oil property, reviews of this type are inherently incomplete. It generally is not feasible to review in-depth every individual property involved in each acquisition. However, even a detailed review of records and properties may not necessarily reveal existing or potential problems, nor will it permit us to become sufficiently familiar with the properties to assess fully their deficiencies and potential. Inspections may not always be performed on every well, and environmental problems, such as ground water contamination, are not necessarily observable even when an inspection is undertaken. Even when problems are identified, we may be required to assume certain environmental and other risks and liabilities in connection with acquired properties. There are numerous uncertainties inherent in estimating quantities of proved oil and gas reserves and actual future production rates and associated costs with respect to acquired properties, and actual results may vary substantially from those assumed in the estimates. Therefore, while our current projects do not include the acquisition of developed properties, we cannot make any assurances that acquisitions will not have a negative effect upon our operating results.


SIGNIFICANT GOVERNMENTAL REGULATIONS AND OTHER LEGAL CONSIDERATIONS INCREASE OUR OPERATING COSTS AND SUBJECT US TO POTENTIAL SIGNIFICANT LIABILITY.


         (a) Generally. Our U.S. exploration, development, production and marketing operations are regulated extensively at federal, state and local levels. These laws and regulations govern a wide variety of matters. For example, most states in which we operate regulate the quantities of natural gas that may be produced from wells within their borders to prevent waste in the production of natural gas and to protect the correlative rights of competing interest owners. From time to time, regulatory agencies have imposed price controls and limitations on production by restricting the rate of flow of oil and gas wells below actual production capacity in order to conserve supplies of oil and gas. It is not possible at this time to determine what changes may occur with respect to such regulations and what effect, if any, possible changes may have on us and the oil and gas industry as a whole.

         (b) Environmental. Our U.S. gas and oil operations are subject to significant federal, state and local governmental regulations with respect to the production, handling, transportation and disposal of gas and oil and their by-products, including water, for which our liability could extend beyond the time period during which we own the properties. Our Australian operations are also subject to similar regulation by the Australian authorities. To date, we have not been required to expend significant resources in order to satisfy applicable environmental laws and regulations. However, compliance costs under existing legal requirements and under any new requirements that might be enacted could become material. Additional matters subject to governmental regulation include discharge permits for drilling operations, performance bonds, reports concerning operations, the spacing of wells, unitization and pooling of properties and taxation. Although we believe that we are in substantial compliance with existing applicable environmental laws and regulations, it is possible that substantial costs for compliance may be incurred in the future under current or new environmental laws which may negatively impact our results of operations or financial condition.


         (c) Australia.

         Commonwealth of Australia Regulations. The regulation of the oil and gas industry in Australia is similar to that of the United States, in that regulatory controls are imposed at both the state and commonwealth levels. Specific commonwealth regulations impose environmental, cultural heritage and native title restrictions on accessing resources in Australia. These regulations are in addition to any state level regulations. Native title legislation was enacted in 1993 in order to provide a statutory framework for deciding questions such as where native title exists, who holds native title and the nature of native title which were left unanswered by a 1992 Australian High Court ("Court") decision. The Commonwealth and Queensland State governments have passed amendments to this legislation to clarify uncertainty in relation to the evolving native title legal regime in Australia created by the decision in another Court case decided in 1996. Each authority to prospect, petroleum lease and pipeline license must be examined individually in order to determine validity and native title claim vulnerability.


         State of Queensland Regulations. The regulation of exploration and recovery of gas and oil within Queensland is governed by state-level legislation. This legislation regulates access to the resource, construction of pipelines and the royalties payable. There is also specific legislation governing cultural heritage, native title and environmental issues. Environmental matters are highly regulated at the state level, and most states in Australia have in place comprehensive pollution and conservation regulations. In particular, gas and oil operations in Queensland must comply with the Environmental Protection Act and the Australian Petroleum Production and Exploration Association Code of Practice. The cost to comply with the these regulations cannot be estimated at this time, although we believe that costs will not be material and will not significantly hinder or delay our development plans in Australia.

         Australia Crude Oil and Gas Markets. The Australia and Queensland onshore crude oil and gas markets are not regulated. However, a national regulatory framework for the natural gas market in Australia has commenced its roll out on a state by state basis, with Queensland expected to implement legislative changes in the year 2001. The National Gas Access Regime is being developed by a group of government and oil and gas industry representatives. Among the objectives of this regime are to provide a process for establishing third party access to natural gas pipelines, to facilitate the development and operation of a national natural gas market, to promote a competitive market for gas in which customers are able to choose their supplier, and to provide a right of access to transmission and distribution networks on fair and reasonable terms and conditions. We cannot currently ascertain the impact of this regime.


OUR FEDERAL TAX LOSS CARRYFORWARDS EXPIRE IF UNUSED AT VARIOUS DATES THROUGH FISCAL 2020.


         As of December 31, 2000, we had net operating loss carryforwards for federal income tax purposes of approximately $26 million, which expire at various dates through fiscal 2020, subject to certain limitations. To the extent we generate taxable income, the utilization of these carryforwards provides us with a significant benefit by effectively lowering our current federal income tax rate from approximately 35% to approximately 2%. Under complex federal income tax rules, our net operating loss carryforwards are subject to annual limitations if there is a change of over 50% in our stock ownership during any three-year period. Thus, usage of our net operating loss carryforwards could be limited, for example, if we issue substantial amounts of common stock, or if our large stockholders sell substantial amounts of their common stock. Also, if we are acquired by another entity, the acquirer could be limited in its ability to utilize the loss carryforwards which might negatively affect the purchase price for our common stock.


WE ARE DEPENDENT UPON THE SERVICES OF OUR PRESIDENT AND CHIEF EXECUTIVE OFFICER.

         We are highly dependent on the services of our President, Chief Executive Officer and Chairman of the Board, David L. Bradshaw. We do not have an employment agreement with Mr. Bradshaw and we do not carry any key man life insurance on Mr. Bradshaw. The loss of his services could negatively impact our operations.

                                  OUR BUSINESS


         We are an independent energy company focused on the exploration, production and development of natural gas from coalbed methane properties. We have in place an inventory of identified drilling opportunities to substantially increase reserves and production as well as exposure to significant impact exploration potential.

         Our 90%-owned Australian subsidiary owns a 62.25% non-operating undivided interest in our primary producing property located in Queensland Australia (the "Comet Ridge project"). The Comet Ridge project consists of Authority to Prospect ("ATP") 526 covering approximately 1,088,000 acres in the Bowen Basin. The Queensland government has granted five petroleum leases to date on ATP 526 that cover approximately 278,000 acres in the southern portion of the ATP. In addition to ATP 526, our subsidiary owns 100% of three additional ATP's in the Bowen Basin covering a total of approximately 1.5 million acres.

         As of March 31, 2001, we had drilled 36 wells on the Comet Ridge project of which 16 were connected to a gas pipeline, 12 were either being dewatered or were shut in pending connection and eight wells were in various stages of completion. Production from the wells totals about 15 million cubic feet ("MMcf") of gas per day, with approximately 10 MMcf per day of gas being sold, and the remainder is flared and vented or used for gas processing. Our Australian subsidiary's share of these sales is approximately 6 MMcf per day.

         Our Comet Ridge drilling program has enabled us to build a significant inventory of additional drilling locations. However, the number of locations we actually develop will depend on the growth of the associated gas markets, future drilling results, availability of capital and our ability to obtain the required approvals from the Queensland government. On February 20, 2001, we received a $7.5 million initial advance under a $17 million borrowing facility with TCW Asset Management Company provided for financing the continued development of the Comet Ridge project. This initial loan advance was used to repay existing project-financing debt, provide restricted working capital to our Australian subsidiary, and to cover our initial costs of 20-well drilling program currently underway on the project. Our Australen subsidiary's share of these sales is approximately 6 month per day.

         At December 31, 2000, we had estimated net proved reserves of 266 billion cubic feet ("Bcf") of natural gas in Australia, an increase of 134 Bcf from our net proved reserves there as of September 30, 1999. The present value of estimated future net revenues, before income taxes, from our Australia reserves as of December 31, 2000, totaled $100.6 million, using a 10% discount rate. Our total equivalent gas reserves at that time were 268 Bcf, with a present value before income taxes of $116 million.

         We believe that we have gained significant experience in coalbed methane exploration and development over a number of years and we seek to identify and exploit other coalbed methane opportunities that have potential for favorable returns. During fiscal year 2000 we acquired significant acreage in two Rocky Mountain coalbed methane exploration project areas. The first was a 49% working interest in a 38,000-acre project in the Hanna Basin of southern Wyoming. Barrett Resources is the operator of the project in which seven wells have been drilled to date. We anticipate that our evaluation of the initial results of the drilling program will be completed sometime in mid 2001. We have invested approximately $3 million in this project. Our second Rocky Mountain project will be in an area where we have leased approximately 68,000 net undeveloped acres in Moffat County, Colorado. Our investment in the acreage to date is approximately $2.4 million. We are currently evaluating several options with regard to exploration of this acreage including initiating company-operated pilot drilling programs and/or the potential sale of undivided interests to industry partners.

         During fiscal 2000, we divested the majority of our conventional U.S. oil and gas assets in connection with our redirection of focus toward coalbed methane operations. Our only remaining conventional oil and gas property is our non-operated interest in 22 producing wells and undeveloped acreage in the West Buna field in Jasper and Hardin counties of east Texas. We may pursue the sale of this property at a later date.



         We were organized as a Texas corporation in January 1967. Our principal executive offices are located at 633 Seventeenth Street, Suite 1550, Denver, Colorado 80202. In addition, we have other offices at 952 Echo Lane, Suite 375, Houston, Texas 77024 and at Level 18, 307 Queen Street, Brisbane, Queensland 4000, Australia.





                                 USE OF PROCEEDS

         Since this prospectus relates to the offering of shares by selling shareholders, we will not receive any of the proceeds from the sale of the shares offered in this prospectus.

                              SELLING SHAREHOLDERS

         The following table sets forth (a) the name, address and the nature of any position, office or other material relationship with us within the past three years of the selling shareholders and (b) the number of shares owned by the selling shareholders, the number of shares being offered for sale by the selling shareholders and the number of shares to be owned by the selling shareholders after the offering of the shares, assuming the sale of all shares offered by the selling shareholders:



                                           Shares Beneficially                                      Shares Beneficially
    Name and Address of Selling              Owned Prior to             Number of Shares                Owned After
            Shareholders                       Offering(1)                Being Offered                Offering (2)
    ---------------------------            -------------------          -----------------           --------------------

                                          Number         Percent                                  Number            Percent
                                          ------         -------                                  ------            -------
William D. Kennedy                       375,016           1.5%              375,000                16                 *
550 West Texas Ave.
Suite 1225
Midland, Texas  79701

William I. Isaac                         369,625           1.5%              341,925              27,700               *
5840 Kingsfield Drive
El Paso, Texas  79912

Ray W. Williams                          446,403           1.8%              446,403                  --                --
1067 Los Jardines
El Paso, Texas  79912

Elisa A. Stoner                          305,000           1.2%              300,000               5,000               *
9517 Desert Hills Lane
El Paso, Texas  79925
                                       ---------                           ---------             -------
    Total                              1,496,044                           1,463,328              32,716
                                       =========                           =========             =======


----------

(1) Beneficial ownership is determined in accordance with the rules of the SEC and includes shares as to which the named person has or shares voting or investment power. To our knowledge, each individual in the table has sole voting and sole investment power with respect to all shares of common stock beneficially owned, subject to community property laws where applicable.

(2) Assumes that all shares offered hereby by the selling shareholder are actually sold and no other shares of common stock are acquired by the selling shareholder.

*        Less than 1%.

                              PLAN OF DISTRIBUTION

         The selling shareholders may sell the common stock from time to time in one or more transactions through the American Stock Exchange or any other exchanges or automated quotation system on which our common stock may be admitted for trading or listing. Such sales may be made at market prices prevailing at the time of sale, at prices related to the prevailing market prices, or at negotiated prices. In addition, the selling shareholders may sell some or all of their common stock through:

         o   privately negotiated transactions;

         o a block trade in which a broker-dealer may resell a portion of the block, as principal, in order to facilitate the transaction;

         o purchases by a broker-dealer, as principal, and resale by the broker-dealer for its account; or

         o ordinary brokerage transactions and transactions in which a broker solicits purchasers.

         The selling shareholders may also sell or transfer the common stock in connection with hedging transactions, covering short sales or loans or pledges to broker-dealers. The selling shareholders may negotiate and pay broker-dealers commissions, discounts or concessions for their services. Broker-dealers engaged by the selling shareholders may allow other broker-dealers to participate in resales. However, the selling shareholders and any broker-dealers involved in the sale or resale of the common stock may qualify as "underwriters" within the meaning of Section 2(a)(11) of the Securities Act of 1933 (the "1933 Act"). In addition, the broker-dealers' commissions, discounts or concession may qualify as underwriters' compensation under the 1933 Act. If the selling shareholders qualify as "underwriters," they will be subject to the prospectus delivery requirements of Section 5(b)(2) of the 1933 Act.

         In addition to selling their common stock under this prospectus, the selling shareholders may:

         o agree to indemnify any broker-dealer or agent against certain liabilities related to the selling of the common stock, including liabilities arising under the 1933 Act;

         o transfer their common stock in other ways not involving market makers or established trading markets, including directly by gift, distribution, or other transfer; or

         o sell their common stock under Rule 144 of the 1933 Act rather than under this prospectus, if the transaction meets the requirements of Rule 144.

         We have informed the selling shareholders that they are legally required to deliver copies of this prospectus in connection with any sale of securities registered hereunder. Under various registration rights agreements with the selling shareholders, we have agreed to bear the expenses relating to this offering, excluding any underwriting discounts or commissions. We have also agreed to indemnify the selling shareholders against liabilities in connection with this offering, including liabilities under the 1933 Act.

         We have advised the selling stockholders that they are required to comply with Regulation M promulgated under the Securities Exchange Act of 1934 during such time as they may be engaged in a distribution of the shares. With some exceptions, Regulation M precludes any selling stockholders, any affiliated purchasers and any broker-dealer or other person who participates in such distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase any security that is the subject of the distribution until the entire distribution is complete. Regulation M also prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security. All of the foregoing may affect the marketability of the common stock.

                                  LEGAL MATTERS

         The legality of the common stock offered in this prospectus is being passed upon by Jones & Keller, P.C., Denver, Colorado.

                                     EXPERTS


         The financial statements incorporated in this prospectus by reference to the Company's Transition Report on Form 10-KSB for the period ended December 31, 2000, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


Item 14. Other Expenses of Issuance and Distribution

         We will pay all expenses in connection with the registration of the securities. We estimate these expenses as follows:


         Registration fee                              $   1,171
         Legal fees and expenses*                         15,000
         Accounting fees and expenses*                     5,000
         Printing fees*                                    1,000
         Miscellaneous*                                      500
                                                       ---------
                                                       $  22,671
                                                       =========


-----------

*  Estimated.

Item 15. Indemnification of Directors and Officers

         Pursuant to Article 2.02 of the Texas Business Corporation Act, a corporation may indemnify an individual made a party to a proceeding because the individual is or was a director against liability incurred in his official capacity with the corporation including expenses and attorney fees.

         Article XVII of the Restated Bylaws of the Company requires indemnification of current or former officers, directors, employees or agents when such person, is, or is threatened to be made a named defendant or respondent in a proceeding because the person is or was associated with the Company and that person (1) conducted himself in good faith, (2) reasonably believed (i) in the case of conduct in his official capacity as a person associated with the Company, that his conduct was in the Company's best interests and (ii) in all other cases that his conduct was at least not opposed to the Company's best interests and (iii) in the case of any criminal proceeding had no reasonable cause to believe its conduct was unlawful. However, if a person is found liable to the Company or is found liable on the basis that personal benefit was improperly received by such person, the indemnification (1) is limited to reasonable expenses actually incurred by the person in connection with the proceeding and (2) shall not be made in respect of any proceeding in which the person shall have been found liable for willful or intentional misconduct in the performance of his duty to the Company.

         In the event that a claim for indemnification under the provisions of
Article XVII of the Restated Bylaws is made for liabilities arising under the Securities Act of 1933, as amended and supplemented, the indemnification shall not be made or allowed unless (1) the claim for indemnification under the circumstances is predicated upon the prior successful defense by the applicant of any action, suit or proceeding, (2) the Board of Directors receives an opinion of counsel to the Company to the effect that it has been settled by controlling precedent that indemnification under the circumstances is not against public policy as expressed in said Act, or (3) a court of appropriate jurisdiction finally adjudicates in an action, suit or proceeding in which the issue is submitted to the court by the Company prior to allowance of the claim that indemnification under the circumstances is not against public policy as expressed in said Act.

         The rights and indemnification provided for in the Company's Restated Bylaws are not exclusive of any other rights to which the person may be entitled according to law, pursuant to statute or otherwise. In addition, the Company is authorized to purchase liability insurance for its officers and directors if approved at a meeting of the Board of Directors.

Item 16.     Exhibits

Exhibit
Number         Description

 3.9 Restated Articles of Incorporation of Tipperary Corporation adopted May 6, 1993, filed as Exhibit 3.9 to Amendment No. 1 to Registration Statement on Form S-1 filed with the Commission on June 29, 1993, and incorporated herein by reference.

 3.10 Restated Corporate Bylaws of Tipperary Corporation adopted June 28, 1993, filed as Exhibit 3.10 to Amendment No. 1 to Registration Statement on Form S-1 filed with the Commission on June 29, 1993, and incorporated herein by reference.

 3.11 Articles of Amendment of the Articles of Incorporation of Tipperary Corporation adopted January 25, 2000, filed as Exhibit
               3.11 to Form 10-Q for the quarterly period ended December 31, 1999 and incorporated herein by reference.

 3.12 Statement of Resolution Establishing a Series of Shares dated December 23, 1999, filed as Exhibit 3.12 to Form 10-Q for the quarterly period ended December 31, 1999 and incorporated herein by reference.



  5.1 Opinion of Jones & Keller, P.C., as to the validity of the securities. (1)

 23.1         Consent of Jones & Keller, P.C. (included in Exhibit 5.1) (1)

 23.2         Consent of PricewaterhouseCoopers LLP*

 24.1         Power of Attorney (included in signature page) (1)


----------

 *Filed Herewith


 (1) Previously filed.



Item 17. Undertakings

         The undersigned hereby undertakes:

         (a) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                  (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                  (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

                  (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

                  provided however, that paragraphs (i) and (ii) above do not apply if the information required to be included in a post-effective amendment is contained in periodic reports filed by the registrant pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

         (b) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (d) That, for purposes of determining any liability under the Securities Act of 1933, each filing of Tipperary's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers, and controlling persons of Tipperary pursuant to the foregoing provisions, or otherwise, Tipperary has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Tipperary of expenses incurred or paid by a director, officer or controlling person of Tipperary in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Tipperary will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Denver, State of Colorado, on April 11, 2001.


                                  TIPPERARY CORPORATION


                                  By  /s/ DAVID L. BRADSHAW
                                     ------------------------------------------
                                     David L. Bradshaw, Chief Executive Officer




         Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.



          Signature                         Title                              Date
          ---------                         -----                              ----
    /s/ DAVID L. BRADSHAW                Director and                       April 11, 2001
    --------------------------           Chief Executive Officer
    David L. Bradshaw

    /s/ DAVID L. BRADSHAW                Director                           April 11, 2001
    --------------------------
    Attorney-In-Fact for
    Kenneth L. Ancell

    /s/ DAVID L. BRADSHAW                Director                           April 11, 2001
    --------------------------
    Attorney-In-Fact for
    Eugene I. Davis

    /s/ DAVID L. BRADSHAW                Director                           April 11, 2001
    --------------------------
    Attorney-In-Fact for
    Douglas Kramer

    /s/ DAVID L. BRADSHAW                Director                           April 11, 2001
    --------------------------
    Attorney-In-Fact for
    Marshall D. Lees

    /s/ DAVID L. BRADSHAW                Director                           April 11, 2001
    --------------------------
    Attorney-In-Fact for
    Charles T. Maxwell


    /s/ DAVID L. BRADSHAW                Director                           April 11, 2001
    --------------------------
    Attorney-In-Fact for
    D. Leroy Sample

                                INDEX TO EXHIBITS



EXHIBIT
NUMBER            DESCRIPTION
-------           -----------
23.2              Consent of PricewaterhouseCoopers LLP